FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

December 23, 2003

Item 3.	PRESS RELEASE

December 23, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome has submitted a New Drug Application (“NDA”) to the United States Food and Drug Administration (“FDA”) seeking marketing approval for oxypurinol (proposed tradename: Oxyprim™), for the treatment of allopurinol-intolerant hyperuricemia (gout).

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome has submitted an NDA to the FDA seeking marketing approval for oxypurinol (proposed tradename: Oxyprim™), for the treatment of allopurinol-intolerant hyperuricemia (gout). The NDA application was submitted under the provisions of the Orphan Drug Act and under Subpart H of the Food and Drug Act in the U.S.

The treatment of allopurinol-intolerant hyperuremic gout patients with oxypurinol has been designated an orphan drug program by the FDA. Orphan drug status is typically granted to drug development programs for “rare diseases” (high-need patient population in the U.S. of up to 200,000 patients). Orphan drug designation provides at least seven years of mandated market exclusivity in the US market. In addition, such orphan drug programs often qualify for expedited review by the FDA and are exempt from the FDA user fees ordinarily charged to submit an NDA.

Submission of the NDA application starts an initial review period of the application by the FDA to ensure the sufficiency of the NDA package. About 30% of NDA applications fail such review, and are returned to the sponsor for further work. The remaining NDA applications are then given full review.

Cardiome is currently in discussions with various companies regarding arrangements to distribute Oxyprim™, if approved. No final decision has yet been made as to whether Cardiome will sell Oxyprim™ directly or enter into other marketing arrangements.

Gout is a chronic and potentially debilitating disease characterized by painful arthritis attacks that afflicts more than two million patients in the U.S. Allopurinol is an effective treatment for hyperuricemia, accounting for approximately 70% of all gout prescriptions. While allopurinol is well tolerated by most patients, 2-4% of patients develop allergic reactions that require immediate discontinuation of the drug. Some of those patients (estimated at between 2,000 and 10,000 patients) have severe gout-related hyperuricemia and no disease-modifying treatment alternatives. These patients currently suffer painful arthritis attacks, uric acid crystal deposits in joints and skin, and in some cases kidney stones or even kidney failure. Oxyprim™ has the potential to successfully treat approximately 70% of this allopurinol-intolerant patient population.

Oxypurinol, the therapeutic agent in Oxyprim™, is a xanthine oxidase inhibitor (XOI) that is the active metabolite of allopurinol. Allopurinol and oxypurinol are both inhibitors of xanthine oxidase, the enzyme that is responsible for the conversion of hypoxanthine and xanthine to uric acid. By inhibiting the formation of uric acid, oxypurinol lowers uric acid levels in the blood and urine. Allopurinol has been used as an agent in the suppression of uric acid for patients with gout since the early 1960's.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 31st day of December, 2003.

CARDIOME PHARMA CORP.

Per:

Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.